Filed by GX Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: GX Acquisition Corp.

Commission File No.: 001-38914

The following investor update with Dr. Robert Hariri, CEO & Founder, Dr. Andrew Pecora, President of Medical Affairs & Scientific Advisor and Dean Kehler, CEO of Trimaran Capital was made available on June 10th, 2021.

Celularity / GX Acquisition Investor Update with Management Team

June 10th, 2021

Presenters

Dr. Robert Hariri, CEO & Founder

Dr. Andrew Pecora, President of Medical Affairs & Scientific Advisor

Dean Kehler, CEO of Trimaran Capital

Q&A Participants

Web submitted questions read by Alexandra Roy – Solebury Trout

John Hoffman

Good afternoon, everybody. This is John Hoffman at Credit Suisse; speaking on behalf of a full syndicate of banks that have been long-standing partners of Celularity, we’d like to welcome you to their Investor Day today. As we’ve come to know Celularity over the years, we continue our belief that they are a true innovator in the field of cell therapy, representing a paradigm shift and the quality scalability and long-term economics of cellular medicine across a range of oncolytic infectious and degenerative diseases. The foundation of the company’s allogeneic platform is its rigorous development, manufacturing know-how, and IP built around the privileged and highly differentiated starting source material, namely placental-derived cells.

The purpose of today’s call is to serve as the launch of our capstone investor marketing effort as we approach the intended closing of the merger between Celularity and GX Acquisition Corp. As a reminder, the GX and Celularity teams announced the merger agreement earlier this year that was complemented by fully committed (INAUDIBLE) financing. And as such, the focus areas of today’s call will be, first, an overview of Celularity’s platform technology. Secondly, contextualization of the cell therapy landscape in light of at least the recent events at the ASCO conference. And then lastly, an update from the GX team on the transaction status, including their investment relative value thesis. Today, we’re incredibly pleased to be joined from the Celularity side by, Dr. Robert Hariri, Founder and CEO, and Dr. Andrew Pecora, President of Medical Affairs and Senior Advisor. On the GX Acquisition side, we’re pleased to be joined by Dean Kehler, co-CEO, and Mike Maselli, VP of Acquisitions. With that, I’d like to turn the call over to Dr. Robert Hariri.

Dr. Robert Hariri

Thank you, John. It’s a pleasure to be with everybody. And I appreciate all of our friends from the various banks on the call. Many of you have heard about Celularity or have attended some of our previous presentations. So, part of my introduction might be repetitive. But I would like to preface this by saying that the progress that’s being made in the field of cellular medicine has established without a doubt that this technology will be a part of the way we manage and treat a wide range of diseases—first, many of the serious unmet medical needs in oncology immunologic diseases and so on. But in the future, we actually believe quite strongly that cellular technologies will be a part of managing a range of disorders, including degenerative processes and diseases of aging.

You may remember that Celularity is the one and only spin-off of Celgene Corporation. After spending 15 years at the Cellular Therapeutics Division of Celgene Corporation, we effectuated a spin-off in the latter part of 2017 and established Celularity as a private company equipped with the intellectual property portfolio, much of the intellectual property portfolio that was built prior to merging into Celgene and during our tenure there. And since our spin-off, we have built upon a very powerful foundation in cellular medicine, all based on some of the early discoveries we’ve made that the postpartum placenta is an extremely rich source of cells for this emerging field. Celularity, the clinical stage biotechnology company, and we’re very focused on leading what we believe is the next evolution in cellular medicine, which is to develop off-the-shelf allergenic therapies, all derived from this remarkable sourced material, the postpartum placenta.

There are three important things I’d like to highlight during today’s presentation. And I hope you’ll take away from this discussion because they’re important differentiators between Celularity and other businesses in this sector. The first is that since our sourced material is the postpartum placenta, essentially the byproduct of a healthy newborn, the cells derived from this material have certain fundamental biologic characteristics that are highly desirable and highly advantageous in building a portfolio of commercial products. First and foremost, as you all recognize and know, the placenta is nature’s professional universal donor tissue. I mean, the placenta, by virtue of evolution and biologic design, enables the ability to use these cells in a fully allergenic setting. They as you know, the placenta is produced by the developing fetus. It is carried by the gravid mother for nine months, although she only is a 50% source of the genetic material of that fetus and placenta and, therefore, not a perfect tissue match. The placenta actually induces a state of immunologic tolerance, and the mother carries that fetus and placenta for nine months without rejection and vice versa.

And if you consider that even in surrogate pregnancy where the mother is carrying a fetus and placenta that she is not the source of any of the genetic material, therefore, a completely imperfect match that immunologic tolerance is still a fundamental property. So that is a very important core differentiator between our technology and technology from other sources. In addition, because the cells are coming from a newborn environment, they have a high degree of stemness. Now stemness is a biological characteristic that obviously is related to the ability of both cells to differentiate in a highly versatile manner. But it also reflects the ability to produce all of the transcribable products of the genome of that cell without any corruption or interruption by virtue of genetic modifications or epigenetics modifications, and so on. Stemness is now increasingly recognized to be associated with better proliferation in manufacturing, a better proliferation in-vivo when used as a therapeutic, therefore better durability, as well as the reports that increased stemness is associated with higher efficacy in therapeutic applications.

The next thing I’d like you to focus on is the breadth and depth of our pipeline across multiple programs and indications. The company has the possibility of a number of value creation events from this point forward over the next 12 to 24 months, as highlighted in the pipeline slide here. And you’re going to hear about several of these clinical programs and understand our strategy in driving them to registration shortly. And then a third important factor I’d like you to consider is that although many companies consider themselves or describe themselves as being a platform technology company, Celularity truly operates as a platform technology corporation. From the single-sourced material, the placenta, which we are largely credited with the first description of that organism, a source of pluripotent stem cells that can be driven down any maturation specialization lineage, we can derive a range of cells, including natural killer cells, T cells and all of these can be applied to a range of degenerative infectious and oncology indications. In the future, we will be advancing a modified version of natural killer cells and T cells. And we have a platform that will allow us to expand these programs into a number of indications as well as be a partner of choice for companies developing small molecules, biologics, or those that have had approved products in the same indication.

So please keep these three concepts in mind. Superior stemness in the near, mid, and long-term opportunities from our pipeline and then our platform is differentiating us from other technologies that used cells derived from adults or from induced pluripotent stem cells. So, as I mentioned before, Celularity is a clinical stage biotech company that had its origins all the way back to Anthrogenesis, a company that I founded over 20 years ago, which was merged into Celgene at the end of 2002 and operated to build the cellular therapeutics division, which, established as the foundation for the current Bristol Myers programs in CAR-T technology.

During our tenure at Celgene, we built a highly proprietary placental cell platform, as well as very deep expertise in process engineering quality systems and scalable manufacturing. Our company has always believed that as powerful as the sales force and platform, the ability to manufacture these to a pharmaceutical grade is critical to leadership in the industry. The company is currently in the clinic for filing with the FDA very shortly to have four unique allogenic placental-derived cell types in trials. This includes unmodified natural killer cells, or CYNK 001 program, genetically modified natural killer cells, our CYNK 101 program, placental CAR-T cells our CYCART (SP) 19 program is the first entrance into that area, as well as mesenchymal-like adherent stromal cells. These are the pluripotent population that is both immunomodulatory and pro-regenerative. All of these cell programs are being deployed and being deployed in a range of indications from hematologic cancers to solid tumors, serious viral infectious diseases, and a range of degenerative diseases.

The company is currently enrolling in four different clinical trials, and we’ll be filing additional INDs this year, so that by year-end, we should be in four to five pivotal or registration enabling studies representing multiple shots on goal and a clinical development strategy that can be readily extended to additional indications and we’ll be—and Dr. Pecora and some of my other colleagues will be discussing this in greater detail shortly. So, let’s speak a little bit now about the characteristic that I lead off with, which is stemness. It’s currently recognized that greater stemness is associated with superior clinical responses to cellular immunotherapy, placental cell platform characterized by greater stemness, and better proliferative performance translates into greater persistence when administered clinically.

And because these cells come from a newborn, or what we like to look at as an immunologically naive source, the product yields safer, more potent therapies without the complication of inducing certain immunologic adverse effects, including things like graft versus host disease or eliciting a significant graft rather host anti-graft response. In fact, patients who receive placenta, placental cells in our program do not develop allo-antibodies to these products, which provides, we believe, an opportunity in the future to both re-dose and tune the biological response, as well as a cornerstone of the safety profile of these products.

By harnessing the placenta’s unique biology, which we’ve been talking about and through our very robust and well-developed systems for procurement and logistical management of the raw material all the way from the birthing center to our laboratories, we’re positioned to be able to develop therapeutic solutions at really unparalleled scale quality, and economics. I’m going to speak a moment about our long experience in the procurement and logistics of recovering and then taking these raw materials into manufacturing.

The company, along with its 20-year history, has developed an extremely powerful intellectual property portfolio, protected by almost 1,000 issued patents covering everything from the composition of matter, methods of manufacturing, analysis, and obviously in clinical utility. Now recently supporting our own research, clinical data presented at the last ASH Conference has established the marriage of allergenic and natural killer cells, and Dr. Pecora and the team will share more and more details about that. The importance of stemness is also another increasingly recognized characteristic associated with better outcomes and greater potency. And we’re going to discuss this in greater detail shortly.

I mentioned before that the company had devoted a lot of attention to developing what we believe is the industry-leading manufacturing expertise; we’ve always believed that the key to delivering cellular therapies with quality, consistency, and reliability is dependent upon having very sophisticated manufacturing expertise. Our team, which currently operates in our world-class manufacturing center here in our headquarters, has over 15 years of experience producing a variety of cellular products, including some of the immunotherapeutic products I’ve alluded to, as well as pro-regenerative and other biologic products from placentas procured in one of the most experienced systems in the world. Celularity and our predecessor companies have procured cells and biological materials, and other byproducts from well over 50,000 newborn donors in our history, and in our biorepository here at our headquarters, we have to approach 100,000 cryopreserved cell lines from these donors.

The company is operating from a purpose-designed and built state-of-the-art manufacturing research facility, which has really been designed to accommodate parallel manufacturing of multiple cellular therapy products as well as advanced biomaterials, and we’re currently inactive production under full GMP compliance in our facility today. Designed to be one of the most advanced cellular manufacturing centers in the world, we’re currently producing three unique cell therapy candidates as well as a range of other byproducts from the placenta, some of which are currently marketed.

The company’s fully independent manufacturing capability allows us not just to control economics, quality, and scale but also to be innovators and to develop accessory intellectual property around processes related to manufacturing, all the way through to clinical release. So, with that, I’m going to turn this over to my colleague, Dr. Andrew Pecora, and we can get specifically to the clinical pipeline.

Dr. Andrew Pecora

Yes. Great to be here, thank you. What I’m going to do is show some preclinical and early clinical data, then put it in the context of the recent information that was released by companies developing allogeneic NK cells and allogeneic CAR-T cells, and then put that in the context of our current clinical plan. So, in the next slide, we have spent the better part of a decade working on perfecting the ability to expand cells and maintain a key characteristic called “Stemness.” And we’ve succeeded at that. When you take a cell derived from the human placenta of all the natural cells that you have access to, that has the greatest amount of stemness.

And if you think about it, it’s just common sense that a placenta and fetus become a child, that becomes an adult that lives 100 years, the inherent ability to differentiate and replicate trillions of times is all embodied in that cell. And we use that as our source material, and you can see in this slide from three different placental donors, despite undergoing significant expansion, they maintain their stemness. Whereas if you look at peripheral blood-derived cells going through some form of expansion, in this case, it’s a CAR-T cell, they pretty much have no residual stemness. And if you go to the next slide, we’ll show you an animal experiment of how this translates into a clinical phenomenon. So, in the first panel are rats that are infused with lymphoma cells that are rendered bioluminescent, meaning you can see a color and you can see very quickly, within a month that lymphoma cells overwhelm the animal, and that’s the way the design of this trial is—is done.

In the middle panel, the animals received the same number of lymphoma cells, the rats received the same number of lymphoma cells, but they’re also treated with CAR-T cells that are derived from peripheral blood from an adult. And while the CAR-T cells are able to slow down the growth of the lymphoma, they’re not able to stop it, and ultimately, all of the animals die despite having received adult-derived CAR-T cells. And we think this is a reflection of the paucity of stemness in adult-derived cells. When you go to the final panel, these are the same animal, the same litter of animals, the same number of lymphoma cells, but they’re treated with CAR-T cells not derived from adult peripheral blood but derived from placenta and placental-derived CAR-T cells, as I showed on the previous slide, have significantly more stemness.

So, their ability to proliferate, to persist, to not get immunologically exhausted in the kill, continue to kill lymphoma cells is shown here, the advantage over peripheral blood-derived CAR-T cells, and you can see, there’s really no uptake of lymphoma in these animals and out today 120 they’re all alive. The more striking part of this experiment was, at about day 120, a whole other bolus of 5 million lymphoma cells were infused in the animals. And despite that, the animals did not have any uptake of lymphoma and lived for another 100 days. So, what this shows in an animal model is the benefit of stemness.

If we go to the next slide, we’d like to show you what happens in patients. And in this slide, these are NK cells, not CAR-T cells. But these are NK cells derived from the human placenta. And as Bob alluded to before, we have programs we’re developing placental-derived NK cells, as well as developing placental-derived CAR-T cells. And in this experiment of inpatients, these were patients with Acute Myelogenous Leukemia who had failed two or three prior therapies, and they were infused with a single dose of 600,000 NK cells, a one-time dose of 600,000 NK cells after lymphodepletion, and concurrent IL-2 was administered, similar to some of the clinical data that was just reported that I’d speak to in a moment.

And in the group that received 600 million cells one time, four patients, all four patients had a response. Two of the four had a complete response clearance of the blasts from their bloodstream and from their bone marrow. And when you look in the upper right-hand corner, you can see 28 days after the cells were infused and after the NK cells, placental-derived NK cells, were in the body clearing lymphoma cells; when we pull them out, you can see that the cells not only persisted out to 28 days, but they were maturing and proliferating. When you look in the left lower hand corner, one of the signs of NK cells or any cell running out of gas as they start to express signs of immunologic exhaustion, and the expression would be up expression of PD-1, TIM-3 and TIM and LAG-3, and there’s no expression of signs of immunological exhaustion, despite having been growing extensively in-vivo for 28 days. And then, finally, when we looked at the cell’s ability to continue to kill in culture, 28 days later leukemia cells, you can see they had the same ability to kill as represented by granzyme-B, perforin, and interferon-gamma release. And finally, and probably most strikingly, and maybe a distinct advantage of placental-derived cells, human placental cells need to exist within mom for nine months, and yet, they’re only a half match, so they have to be able to evade immune detection. And inherent in that ability is also translated into our cellular therapeutics. And you can see here that 28 days later, there are absolutely no anti-HLA antibodies against the NK cells. And the company has reported previously dosing patients multiple times with placental-derived cells and seeing no evidence of an immunologic response from the person the cells were infused into. So, the next slide, please.

So, in regard to our clinical programs, so recently data was released at this ASCO that showed that an allogeneic derived NK cell in this case, from Fate Therapeutics, in patients with relapsed-refractory AML, who were dosed six times with 300 million cells each time, so a total of 1.8 billion cells, they reported approximately a 44% response rate. In our current trial, we continue to dose escalate, we are well beyond that dose of 1.8 billion cells, and we’ve not seen any sign that’s going to preclude us from continuing to dose escalate, and we’ve planned towards the end of this year, to release the data in regard to our NK cell dosing and our NK cell effect in Acute Myelogenous Leukemia, one, in the ability of cells to convert to minimal residual disease, patients who are MRD positive to convert them to MRD negative, and the second in patients with relapsed-refractory AML to show our response rate and we’ll be reporting those data out towards the end of the year.

And then, we plan to pivot to a registration trial in minimal residual disease and in relapsed-refractory disease. In regard to CAR-T cells, you know, as we showed in the animal data that placental-derived cells, at least in the animal model, appear to be more potent and more persistent than adult-derived cells. Allogene reported at this recent ASCO complete response rates analogous to autologous CAR-T cells. So somewhere around 50% in diffuse large B cell lymphoma, which was quite striking, as compared to autologous products, and demonstrated that an allogenic off the shelf CAR-T cell might be capable of supplanting autologous derived CAR-T cells. We are in the process of finalizing our placental-derived CAR-T cell program to submit an IND soon, and we plan to open our trial at the end of this year, and we should have an early readout of data in the first quarter of 2022.

Finally, similar to other companies, we are developing genetically modified NK cells. And we understand that, particularly in solid tumors, there’s a need for genetic modification. And so, our first entry into this program is after, and we’ve reported on this; our in-vitro analyses suggest that our genetically modified NK cells are synergistic in-vitro with Herceptin killing HER2 new positive gastric cancer cells. And similarly, our genetically modified NK cells are synergistic in killing cells that are amenable to cell kill with the monoclonal antibodies, rituximab, daratumumab, and elotuzumab. And so, we’re developing programs starting with HER2 new positive gastric cancer to be given with our genetically modified NK cells.

And here, we plan to submit our IND very soon and plan to be in the clinic at the end of this year. So in summary, what we’ve shown is placental-derived NK cells, regardless of they are CAR-T cells or NK cells, have probably the natural, greatest amount of stemness, which we believe will translate to a greater ability to kill per unit time, and also because of their immunologic portfolio, and the ability to evade immune detection to persist longer, and we are highly encouraged as we go into the clinic and finish our ongoing trials and start new trials, this will translate into results that we’ll be excited to talk about.

Robert Hariri

So, with that, II would like to talk just briefly about our programs in degenerative diseases. When the Cellular Therapy Division of Celgene first identified a pluripotent population that had profound immunomodulatory and pro-regenerative activity, one of the first clinical applications we pursued was to try and replicate the effect that pregnancy has on autoimmune diseases in pregnant women. And so, PDA-001 was the first culture-expanded version of that product that was taken into moderate to severe Crohn’s disease that had failed to respond to steroids or biologics. The company conducted a total of three clinical studies a 1A, a 1B, and a randomized, double-blinded, placebo-controlled Phase 2 study.

And what we observed across all studies was that patients experienced a significant improvement in their Crohn’s Disease Activity Index and other relevant clinical endpoints, and the data presented in the lower left-hand graph on this slide indicates the outcome of that Phase 2 study at one year following five intravenous infusions of cells in the first six weeks of the study, followed by no other therapy, and these patients experienced a highly significantly better implied of improvement in their symptoms.

This study shows that these patients had a 43% better response than the placebo control group durable out to one year. On the basis of this study, we’ll go to the next slide, and on the basis that this PDA-001 asset was not engineered in any manner but had the expression of tissue factor, which was associated with some degree of infusion site-local thrombosis, we have moved to the next generation of this product called APPL. And this product has tissue factor knocked out, it maintains the same immunomodulatory characteristics, and it is our objective to return to the clinic in a subset of Crohn’s Disease, most likely either fistulizing Crohn’s or Crohn’s with some degree of modification in thein the gut lining, and we hope to be back in the clinic. We intend to file the by the beginning of 2022 and return to the clinic shortly thereafter. Okay. We can now if you’d like we can have our colleagues from the GX team, if they’re on the call, perhaps speak to the transaction. Dean, are you on the call?

Dean Kehler

Yes, I am. Thank you very much, Bob. Good afternoon, everyone. And on behalf of GX, thank you very much for joining. So, if we could go to slide 38, please. Okay, so the transaction’s pretty simple Celularity will merge with GX Acquisition Corp. The company will be renamed Celularity, and it will trade under the ticker symbol CELU. The transaction closing date hasn’t been set yet, but we expect to set a date for some time around the end of the month of June or early in July. And after that, cellularity will be a publicly-traded company trading on the NASDAQ. The transaction includes concurrent equity financing of a little over $100 million; dollars this slide says $80 million in a pipe and another $20 million dollars in a side-by-side investment by Palantir. And that cash plus the cash in trust at GXGX (PH) will be sufficient; we believed for the company to prosecute its clinical programs over the next several years.

The company’s board will be comprised of existing Celularity board members plus a couple of us from GXGX. Let’s go to the next slide, please. This shows the sources and uses of funds. I won’t go through it in detail, but the transaction values existing Celularity equity at about a billion and a quarter dollars. And to put that in context, we’ve been talking about two of the other leading allogeneic cell therapy public companies Fate and Allogene. And I’ll just note that Fate and Allogene trade at substantially higher market values than the market value inherent in and implied by this transaction. Let’s go to slide 40, please.

And then further on the use of proceeds. The company has estimates for the cost of the various clinical programs that Dr. Pecora talked about. And as they say, we believe the company will be well funded to prosecute those programs. I should mention that the company has relatively modest capital expenditure requirements. The business has recently finished constructing a state-of-the-art headquarters lab facility and manufacturing facility in Florham Park, New Jersey, that’s bought and paid for. And so, the capex requirement on an ongoing basis is relatively modest. So, bob, why don’t I turn it back to you.

Robert Hariri

Thanks very much, Dean. So, I think that’s an important factor. Celularity operates this facility today, producing clinical-grade products. And all of the investment in infrastructure necessary to prosecute these programs has, as Dean has mentioned, has already been made. So, I think with that, what I’d like to do is turn it over to the audience, and we’d like to field any questions you might have.

Operator

Great, thank you so much. So, at this time, ladies and gentlemen, we will be conducting the question-and-answer session. If you’re listening by phone and would like to ask your question verbally, please press star one on your telephone keypad at this time; the confirmation tone will indicate that your line is in the question queue. You may press star two if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick up your handset before pressing the star keys. If you are attending via the webcast, you may type your questions into the Ask a Question field located on the left side of your screen. Please hold while we poll for questions.

Alex, it looks like we may have received a few questions online. Would you like to go ahead and start with those?

Alexandra Roy
Absolutely. Okay. If you’re able to hear me, I’ll state the question. And Bob, you can direct how we want them to be answered. So, our first question from an investor that came in, how are cells evading immune detection with your cell therapies?

Robert Hariri

That’s a great question. As you know, the placenta, as we’ve mentioned, naturally serves as what we call a universal donor tissue. There are some unique characteristics of the placenta and its cells, including the expression of certain nonclassical HLA types like the HLA gene and the secretion of an—of an isoform of an enzyme called IDO. Both of these are known to downregulate hosted T cell responses to placental cells and tissue. And we believe that is one of the principal mechanisms by which they evade this detection. But as you know, placental cells, in many cases, will microscopically traffic into the maternal host, and it has been well documented and described that multipath (PH) of women many, many years after pregnancy, can be shown to carry living cells from the children that they bore for many years into their lifetime. So, this tolerance is quite durable as well.

Alexandra Roy
Alright, next question from the web: in your AML trial, is the key hypothesis to see more durable responses?

Robert Hariri

Yes, we anticipate seeing both significant clinical responses to the NK product as well as on the basis of the tolerogenic nature of the cells and the dose that’s being administered; we do anticipate having greater persistence and, therefore, a more durable anti-tumor effect. As we also mentioned, because these cells do not elicit the production of allo-antibodies, we are also potentially able to re-dose patients if there’s any evidence of disease recurrence, and that’s something that we’re looking at carefully as well. We think that the future of cellular medicine is going to be impacted not just by having allogenic one-size-fits-all off-the-shelf products but also those products having the economics and safety to allow them to be administered to maintain the clinical effect over a prolonged period.

Alexandra Roy
Okay, next question from the web: please describe what we should expect to see in your next AML trial. And when can we expect the data from this, and what are you hoping to see in your responses?

Robert Hariri

Well, we are hoping that we will see some interim evidence of a clinically meaningful response between now and the early part of the first quarter of 2022. And again, we are looking to convert patients from what was considered a minimal risk residual disease positive state to be negative. We will also be looking obviously at progression-free survival and, ultimately, overall survival. But the use of MRD, which is currently accepted by the regulatory community in Europe, is a very efficient way to monitor the reduction in tumor burden that cellular immunotherapy like our NK product can induce. So, we hope to be able to have some important interim reports between now and the end of the year. And but clearly, by the first quarter of 2022, we should be able to report on patients in this study.

Alexandra Roy
Next web question: for any of your trials, are there any safety signals to prevent you from dose escalation?

Robert Hariri

We have not seen any substantive evidence that we’re reaching or approaching dose-limiting toxicity with our products. Within our history, the use of these placental cells has a historically very high safety profile. And these NK cells in our previous studies in AML, and multiple myeloma, we did not see any significant safety signal. The question was, Dr. Pecora, if we’re seeing, or do we anticipate seeing any safety signal which might limit our ability to dose?

Dr. Andrew Pecora

We’ve not seen that yet. And as I said before, we’re well beyond the dose that has been reported by other NK cell companies already. And we’ve not seen any safety signal to date.

Alexandra Roy Great. Bob, we are asked by another web user: can you please describe the company’s IP? And whether or not you guys have a moat (SP)?

Robert Hariri

I really appreciate that question. So, we were very fortunate our intellectual property portfolio originated with some of the composition of matter of seminal patents around the discovery and isolation of a pluripotent population in the parenchyma of the placenta. And we have, over the last 20 years, developed a very substantive array of patents and patent families, as illustrated on this slide, amassing some roughly 1,000 issued patents, which include everything from the composition of matter around the cell types, methods to derive them, methods to isolate and culture expand them characteristics of those cells that are clinically relevant, the clinical applications of those cells, and then many other utility patents around methods of analysis, manufacturing, clinical deployment.

So, in light of the specific sector, we believe that Celularity’s IP portfolio dwarfs most of the competitors, and we are extremely dominating in the area of placental-derived cells. I might mention that companies that are competing using cells derived from umbilical cord blood; as you probably all know, umbilical cord blood today is a commodity. And so, there is very little opportunity to create a layer upon layer of protection on cord blood-derived cells, whereas cells derived from the placenta are covered, as I mentioned, by everything from the original composition of matter, all the way through the enhancements and developments made to scalable manufacture these characteristics that are relevant to disease selection are also part of our portfolio. So, I think that in terms of intellectual property, Celularity is to some extent in the league is—in a league of our own.

Alexandra Roy
Okay. Next question from the web: why choose T cells for one indication and then NK cells for another? How are these decisions guided?

Robert Hariri

So, I’m going to let Andrew answer that. But I’d like to just preface it by saying, we recognize early on that the immune response to disease is ais a highly orchestrated process that calls upon different parts of the innate and adaptive immune system in a—in a sequence that has a cadence that is very important to the overall biological benefits provided by that immune system. The benefit of having the ability to derive virtually all components of the immune system allows us to approach disease with specialized immune cells, as we’ve described today, as well as in the future, create a therapeutic solution that may, in fact, involve multiple cell types delivered in a specific sequence in order to maximize response. Andrew?

Dr. Andrew Pecora

I think the most important answer is we have the benefit of having both cell types, T cells, and NK cells. And we fully envision that someday there’ll be combinations of T cells and NK cells just like there is naturally, to eradicate cancer in our own bodies or to treat systemic illnesses. It has to do with the tumor types; certain tumor types are going to be more susceptible to NK cell killing, whereas other tumor types are going to be more susceptible to T cell killing. And we get that information from in-vitro analysis and from an animal models, and we continue to explore it, and where we need to, we will give one versus the other, and then where we need to, we’ll give both.

Alexandra Roy
Okay, our next web question: do you think that cell therapies based on placental cells will have an advantage in re-dosing?

Dr. Robert Hariri

Yes, and again, I’ll—I’ll shortly turn this over to Andrew. But in our minds, we believe that nature delivers these immunotherapeutic products over a somewhat prolonged period of time. And the stimulus for the mobilization and trafficking of cells to a specific fight is governed by many, many factors, including the release of chemical signals like cytokines and so on. Because we have the ability to dose patients more than once because they’re not developing an immune response to the product, we do believe the future will allow for what we really can describe as fine-tuning of the clinical response to the product. Andrew?

Dr. Andrew Pecora

Yeah, and just, you know, I’ll put it down on the fine point here, because the cells are able to evade immune detection somewhat better or significantly better, I should say, than adult-derived cells, we will be able to re-dose, and because they have greater stemness, we’ll be able to re-dose. And we do think that re-dosing is going to be important for certain types of cancer.

Alexandra Roy
Next, web questions your slide presenting CYCART-19 (SP) eliminating tumors in mice is very powerful. The data released in April CYNK-101 for HER2 plus gastric cancer seems just as powerful. Can you expand on the significance of these results?

Dr. Andrew Pecora

Right, so the cycart-19 we agree this is very powerful data. I mean, this is an animal model that was used by others as they developed autologous derived CAR-T cells to show proof of concept. So, this is ais a validated in quotations “Validated model” for lymphoma. And it’s striking when you look at that middle panel as compared to the panel all the way on the right of the difference ineffectiveness, and we actually see this play out in the clinic because one of the concerns of the current allogeneic CAR-T cell programs where the CAR-T cells are derived from the adult peripheral blood, is they do not see the persistence of cells quite as long, and they see a little bit higher relapse rate.

And as a consequence, they’re talking about re-dosing. And you can see here that it’s predictable that re-dosing might be needed. Whereas with the placental-derived CAR-T cells, not only is re-dosing not needed when re-expose to similar inoculum lymphoma cells again, the residual CAR-T placental-derived CAR-T cells that were given up front were able to keep the animal from getting lymphoma. And we believe that will translate into the clinic in regard to advantage. In regard to the CYNK-101 HER2 new positive gastric cancer program, the in-vitro data is very, very significant. There is significant cell kill when you take our genetically modified NK cell and combine it with Herceptin, and that’s why we’re looking forward to getting into the clinic.

Alexandra Roy
Great. Next web question: there remains a significant unmet need for cell therapy in solid tumors. Can you speak to how your GBM program may address this?

Dr. Robert Hariri

Well, as you know, glioblastoma multiforme A is a horrible disease. And if you don’t catch it early, and you can’t completely resect, and even when you can completely resect it, many patients succumb to it. And these are young, otherwise healthy people in large part. And so, what we’ve seen is in culture, our non-genetically modified NK cells are extremely capable of killing glioblastoma cells, and thus we’re in the clinic. And our hope is we are in the expansion part of our trial where we’re going to be giving the cells intravenously and right into the tumor bed itself; our hope is that this will translate into a meaningful benefit that someday could potentially translate into a therapeutic.

Alexandra Roy
We have one final question for—and I’ll direct this one to Dean Kehler. What is the impact on potential redemptions to the research program? Can you speak to what the current shareholders look like in the SPAC?

Dean Kehler

We have outstanding at this point, about 12.5 million shares, and shareholders, as you know, have an opportunity to redeem around the time of the closing. We feel as if the company has a very strong pipeline for the next year to 18 months of possible value creation events, and we feel as if investors are likely to take that into account as they make their decision.

Dr. Robert Hariri

And Dean, I might also add that between now and the closing, the company is working on some milestones, which may, in fact, be reportable, as well as developing a strategy to communicate our progress in the post public period that we think will be quite exciting.

Operator

Okay. Thank you so much. The ladies and gentlemen, I’m not seeing any additional questions at this time. So, I’d like to pass the floor back over to management for any concluding remarks.

Dr. Robert Hariri

First of all, we’re very grateful to have had this time with you and to be able to again share the presentation on the company and discuss the science and the programs we have currently operating. The company is, as we’ve mentioned, we believe highly differentiated from other companies in the cellular immunotherapeutic space. We are very dominating in the area of placental-derived cells and technologies. The company has a long track record of producing products to GMP standards. And we are very optimistic that our clinical development strategy will deliver clinically meaningful results in the next several months and will serve as a basis for Celularity playing a major role in this industry going forward.

We’re very grateful that we had your attention, and the company is obviously available for any follow-up questions, and we hope that we continue to have your interest. So, thank you very, very much on behalf of everybody at Celularity.

Operator

Ladies and gentlemen, this concludes our webcast; you may disconnect your lines this time and have a wonderful day.

Additional Information and Where to Find It

GX Acquisition Corp. (“GX”) has filed an amended registration Statement with the U.S. Securities and Exchange Commission (“SEC”) on Form S-4 (the “Registration Statement”), which includes a preliminary proxy statement to be distributed to holders of GX’s common stock in connection with GX’s solicitation of proxies for the vote by GX’s stockholders with respect to a proposed business combination (the “Business Combination”) between GX and Celularity Inc. (“Celularity”) and other matters as described in the Registration Statement, and a prospectus relating to the offer of the securities to be issued to Celularity’s stockholders in connection with the Business Combination. After the Registration Statement has been declared effective, GX will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the Business Combination and the other proposals regarding the Business Combination set forth in the Registration Statement. GX’s stockholders and other interested persons are advised to read the Registration Statement, including the preliminary proxy statement / prospectus contained therein, and any amendments thereto and, once available, the definitive proxy statement / prospectus, in connection with GX’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the Business Combination, because these documents will contain important information about GX, Celularity and the Business Combination. Stockholders may also obtain a copy of the preliminary proxy statement/prospectus or, once available, the definitive proxy statement/prospectus, as well as other documents filed with the SEC regarding the Business Combination and other documents filed with the SEC by GX, without charge, at the SEC’s website located at www.sec.gov or by directing a request to GX Acquisition Corp., 1325 Avenue of the Americas, 25th Floor, New York, NY 10019.

Participants in the Solicitation

GX and its directors and officers may be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination. GX’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of GX in GX’s Annual Report on Form 10-K for the fiscal year ended December 31, 2020, which was filed with the SEC on March 4, 2021, GX’s Definitive Proxy Statement on Schedule 14A, which was filed with the SEC on December 4, 2020, the Registration Statement, which was initially filed with the SEC on January 25, 2021 and amended on March 29, 2021, April 23, 2021 and June 7, 2021, including the preliminary proxy statement/prospectus contained therein, and GX’s Definitive Proxy Statement on Schedule 14A, filed with the SEC on April 14, 2021.

Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of GX’s stockholders in connection with the Business Combination and other matters to be voted upon at the special meeting will be set forth in the registration statement for the Business Combination. Additional information regarding the interests of participants in the solicitation of proxies in connection with the Business Combination is included in the Registration Statement for the Business Combination.

Non-Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of Celularity, the combined company or GX, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Forward Looking Statements

This communication contains, or incorporates by reference, “forward-looking statements” within the meaning of The Private Securities Litigation Reform Act of 1995. Forward-looking statements may include, but are not limited to, statements regarding GX’s, GX’s management team’s, Celularity’s and Celularity’s management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “can,” “contemplate,” “continue,” “could,” “estimate,” “expect,” “forecast,” “intends,” “may,” “might,” “outlook,” “plan,” “possible,” “potential,” “predict,” “project,” “seek,” “should,” “strive,” “target,” “will,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this communication may include, for example: (i) the ability to consummate the Business Combination, (ii) the expected benefits of the Business Combination; (iii) the financial and business performance of Celularity, (iv) the inability to complete the PIPE Investment; (v) the success and timing of Celularity’s cellular therapeutic development activities and initiating clinical trials; (vi) the success and timing of Celularity’s planned clinical trials; (vii) Celularity’s ability to obtain and maintain regulatory approval of any of Celularity’s therapeutic candidates; (viii) Celularity’s plans to research, discover and develop additional therapeutic candidates, including by leveraging genetic engineering and other technologies and expanding into additional indications; (ix) Celularity’s ability to expand its manufacturing capabilities, and to manufacture Celularity’s therapeutic candidates and scale production; (x) Celularity’s ability to meet certain milestones; (xi) changes in Celularity’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans; (xii) the implementation, market acceptance and success of Celularity’s business model; (xiii) developments and projections relating to Celularity’s competitors and industry; (xiv) the impact of health epidemics, including the COVID-19 pandemic, on Celularity’s business and the actions Celularity may take in response thereto; (xv) Celularity’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others; (xvi) expectations regarding the time during which GX will be an emerging growth company under the JOBS Act; (xvii) Celularity’s future capital requirements and sources and uses of cash; (xviii) Celularity’s ability to obtain funding for its operations; (xix) Celularity’s business, expansion plans and opportunities; and (xx) the outcome of any known and unknown litigation and regulatory proceedings. These forward-looking statements are based on information available as of the date of this communication, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. These risks and uncertainties may be amplified by the COVID- 19 pandemic, which has caused significant economic uncertainty. If any of these risks materialize or underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither GX nor Celularity presently know, or that GX or Celularity currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect GX’s and Celularity’s expectations, plans, or forecasts of future events and views as of the date of this communication. GX and Celularity anticipate that subsequent events and developments will cause GX’s and Celularity’s assessments to change. Accordingly, forward-looking statements should not be relied upon as representing GX’s or Celularity’s views as of any subsequent date, and GX does not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws. Additional risks and uncertainties are identified and discussed in GX’s reports filed with the SEC and available at the SEC’s website at http://www.sec.gov.